HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061
---------------

Will Hart

                                February 4, 2010

Parker Morrill
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.


     This office represents Energas Resources, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the Staff by letter dated January 22, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

     1. SEC Release 33-8810 and the Sarbanes-Oxley Guide only refer to suggested disclosures, not disclosures required by Items 307 or 308T of Regulation S-K. We reissue our response to prior comment 1.

     2. The Company has not used its registration statement on Form S-8 since July 2005. If the Company decides to use its S-8 registration statement it will file the accountant's consent by means of a post-effective amendment. The reference to the accountant's consent in the 10-K report was an error.

     3.   We reissue our response to prior comment 3.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.



                                William T. Hart

WTH:ap